EXHIBIT 1
                                                                       ---------

                                                                  26 AUGUST 2005

                                       WPP

                  2005 INTERIM RESULTS IN ACCORDANCE WITH IFRS
                  --------------------------------------------

                  Billings up almost 24% at (pound)11.3 billion
                  ---------------------------------------------
              Reported revenue up almost 22% to (pound)2.5 billion
              ----------------------------------------------------
                           Like-for-like revenue up 6%
                           ---------------------------
           Headline operating profit up over 31% to (pound)300 million
           -----------------------------------------------------------
             Headline profit before tax up 32% to (pound)255 million
             -------------------------------------------------------
           Diluted headline earnings per share up almost 28% at 13.8p
           ----------------------------------------------------------
                 Net earnings up over 45% to (pound)135 million
                 ----------------------------------------------
               Interim ordinary dividend up 20% to 3.00p per share
               ---------------------------------------------------

o    Billings up almost 24% at (pound)11.334 billion

o Revenue up almost 22% to (pound)2.47 billion in both reportable and constant currencies

o    Like-for-like revenue up 6%

o Headline operating profit up over 31% to (pound)299.6 million and up over 30% in constant currencies

o    Headline operating margin up 0.8 margin points to 12.1%

o Headline profit before tax up 32% to (pound)254.8 million and up almost 31% in constant currencies

o Profit before tax up over 38% to (pound)221.5 million from (pound)160.0 million and up almost 37% in constant currencies

o Diluted headline earnings per share up almost 28% to 13.8p from 10.8p and up over 26% in constant currencies, despite issue of 6% of the ordinary share capital for Grey acquisition

o Diluted earnings per share up almost 39% to 11.1p and up almost 37% in constant currencies

o    Interim ordinary dividend up 20% to 3.00p per share

o Headline operating margin targets (under 2004 UK GAAP) of 14.8% (13.7% under IFRS) in 2006 brought forward one year to 2005. Revised targets of 15.3% (14.2% under IFRS) set for 2006 and 15.8% (14.7% under IFRS) for 2007

o Average net debt down over (pound)80 million to (pound)1,028 million from (pound)1,115 million, despite cash payments of (pound)336 million for acquisitions

o    Estimated  net  new  business  billings  of  (pound)1.908  billion  ($3.530 billion)

The Group's interim results have been prepared under International Financial Reporting Standards ("IFRS") which were adopted with effect from 1 January 2004, with the exception of IAS 39 `Financial Instruments: Recognition and Measurement' and IAS 32 `Financial Instruments: Disclosure and Presentation'. As a result of continued amendments to IAS 39 the Group was not in a position to fully implement this standard for statutory reporting from 1 January 2004. As a result the Group has taken advantage of the option in IFRS 1 `First-time adoption of International Reporting Standards' to implement IAS 39, together with IAS 32, from 1 January 2005 without restating its 2004 income statement and balance sheet. References to 2004 UK GAAP relate to UK Generally Accepted Accounting Principles extant in respect of 2004 - the basis of preparation of the group's consolidated financial statements for the year ended 31 December 2004 and six months ended 30 June 2004, as previously reported, prior to the implementation of International Financial Reporting Standards ("IFRS").

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix I. Where required, details of how these have been arrived at are shown in note 18 of Appendix I.

Summary of Results
------------------

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2005. These reflect continuing significant improvement over last year and further evidence of growth across the board, both functionally and geographically.

Billings were up 23.8% at (pound)11.334 billion.

Reportable revenue was up 21.8% at (pound)2.468 billion. On a constant currency basis, revenue was up 21.9% compared with last year, with currency having negligible impact in the first half, as the united states dollar stabilised against sterling and the euro. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 6% in the first half, continuing the strong organic growth of 5.7% in the first quarter of 2005.

Headline operating profit was up 31.3% to (pound)299.6 million from (pound)228.1 million and up over 30.5% in constant currencies.

Headline operating margins rose by 0.8 margin points to 12.1% from 11.3%, well ahead of the full year margin target which, on a 2004 UK GAAP basis, targeted an improvement of 0.2 margin points. Before short-term and long-term incentives (including the cost of share-based compensation), operating margins rose by 1.2 margin points to 15.8% from 14.6%. Short and long-term incentives and the cost of share-based incentives amounted to (pound)90.4 million or 23.2% of operating profits before bonus and taxes, as improvements in operating profitability continued to drive incentive pools towards maximum levels.

On a reported basis the Group's staff cost to gross margin ratio, excluding incentives, was down slightly, falling 0.1 margin points to 59.8% in the first half of 2005, compared with the same period last year. On a like-for-like basis, the average number of people in the Group, excluding associates, was 68,295 in the first half of the year, compared to 64,815 in 2004, an increase of 5.4%. On the same basis, the total number of people in the Group at 30 June 2005 was 72,627 compared to 68,990 in June 2004, an increase of 5.3%. The group has invested in additional talent as revenue growth has accelerated.

Headline profit before tax was up 32% to (pound)254.8 million from (pound)193.0 million or up 30.6% in constant currencies.

Net interest payable and similar charges increased to (pound)44.8 million from (pound)35.1 million, reflecting higher interest rates, offset by the impact of improved liquidity as a result of a reduction in working capital and additional charges under IFRS of (pound)7.1m, relating to the treatment of convertible bonds.

Reported  profit  before  tax  rose  by  38.4%  to  (pound)221.5   million  from
(pound)160.0 million. In constant currencies pre-tax profits rose by 36.9%.

The tax rate on headline profit before tax on ordinary activities was 28.5%, slightly down on the first half 2004 rate, although above the 27.6% full year rate for 2004.

Profits attributable to ordinary share owners rose by 45.4% to (pound)135.4 million from (pound)93.1 million or 44% in constant currencies.

Diluted headline earnings per share rose by 27.8% to 13.8p from 10.8p. In constant currencies, earnings per share on the same basis rose by 26.4%. Diluted earnings per share were up 38.8% to 11.1p and up 36.9% in constant currencies.

The Board declares an increase of 20% in the interim ordinary dividend to 3.00p per share. The record date for this interim dividend is 14 October 2005, payable on 14 November 2005.

Further details of WPP's financial performance are provided in Appendix I.

Reconciliation to 2004 UK GAAP

The interim results for 2005 have been set out under IFRS. Note 18 of Appendix I reconciles IFRS to 2004 UK GAAP.

The principal reasons for the differences in headline operating profits, operating margins, headline profits before tax and diluted headline earnings per share are threefold. Firstly, share-based payments, reflecting the cost of options on a fully-retrospective basis amounting to (pound)13.5 million, with an impact on operating margins of 0.6 margin points. Secondly, accumulating compensated absences or, more understandably holiday pay, amounting to (pound)15.0 million, with an impact on operating margins of 0.6 margin points. This provision will almost wholly reverse itself in the second half of the year, as holidays are taken. Thirdly, accounting for associates, which reflects the deduction of tax from income from associates, previously included in taxation, amounting to (pound)10.1 million and impacting operating margins by 0.4 margin points.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2005:

Region                                Constant              Reported           Constant            Like-for-like(2)
                                    Currency(1)             Revenue           Currency(1)             Revenue
                                   Revenue as a %            Growth            Revenue                 Growth
                                   of Total Group            05/04              Growth                  05/04
                                                                %               05/04                     %
                                                                                  %

North America                           39.8                  20.2              23.0                     5.9
United Kingdom                          15.8                  13.3              13.3                     2.7
Continental Europe                      26.6                  26.3              23.5                     4.0
Asia Pacific,
   Latin America,
   Africa & Middle East                 17.8                  27.2              25.4                    12.6
                                        -----                 ----              ----                    ----
TOTAL GROUP                             100.0                 21.8              21.9                     6.0
                                        -----                 ----              ----                    ----

(1)  Constant currency growth excludes the effects of currency movements.
(2) Like-for-like growth excludes the effects of currency movements and the impact of acquisitions.

On a constant currency basis all regions showed double digit revenue growth, with the Group at almost 22%, reflecting the impact of acquisitions.

The United States continues to grow, despite the economic challenges it faces. Latin America remains the fastest growing region, as it was in 2004. Asia Pacific remains strong across the region, with China and India leading the way, with like-for-like growth rates of 22% and 13%. Western Europe, although relatively more difficult, has improved and the United Kingdom has stabilised. Rates of growth in Europe continue, however, to be two-paced, with Germany, France, Sweden, Denmark, Benelux and Portugal remaining softer and Central and Eastern Europe, Russian and the CIS countries in particular, more buoyant.

Estimated net new business billings of (pound)1.908 billion ($3.530 billion) were won in the first half of the year.

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2005:

Communications Services              Constant              Reported           Constant            Like-for-like(2)
Sector                             Currency(1)             Revenue           Currency(1)             Revenue
                                   Revenue as a             Growth            Revenue                 Growth
                                         %                   05/04              Growth                  05/04
                                   of Total Group              %               05/04                     %
                                                                                  %
Advertising, Media
   Investment Management               48.0                  26.6               26.1                    6.1
Information, Insight &
   Consultancy                         15.7                  15.2               15.0                    6.7
Public Relations & Public
   Affairs                             10.2                  13.6               14.8                    6.0
Branding & Identity,
   Healthcare and Specialist
   Communications                      26.1                  21.0               21.7                    5.3

                                       -----                 ----               ----                    ---
TOTAL GROUP                            100.0                 21.8               21.9                    6.0
                                       -----                 ----               ----                    ---

(1)  Constant currency growth excludes the effects of currency movements.
(2) Like-for-like growth excludes the effects of currency movements and the impact of acquisitions.

Media investment management continues to show the strongest growth of all our communications services sectors, along with direct, internet and interactive and healthcare communications. Direct, internet and interactive related activities now account for over 15% of the Group's revenues, which are running at the rate of approximately $10 billion per annum. Brand advertising, particularly in the new faster growing markets, along with information, insight & consultancy and branding & identity, healthcare and specialist communications, show consistent growth. Public relations and public affairs also continues to show significant improvement over last year, following a strong year in 2004. Media investment management and information, insight and consultancy combined, grew by over 11% like-for-like in the first half.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, combined revenue at Ogilvy (including OgilvyOne), JWT, Y&R, Grey Worldwide, Red Cell, MindShare, Mediaedge:cia and MediaCom grew by over 22%, with operating margins up 0.6 margin points.

These businesses generated estimated net new business billings of (pound)1.622 billion ($3.002 billion).

Information, Insight and Consultancy

The Group's information, insight and consultancy businesses continued their growth, with revenues increasing by 15%, and operating margins improving by over two margin points.

Public Relations and Public Affairs

In constant currencies, the Group's public relations and public affairs revenues rose by almost 15%, with operating margins improving a further 0.8 margin points.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues were up almost 22%, with operating margins up slightly, as our direct, interactive and internet businesses targeted sales growth and invested in talent. Particularly good performances were registered by several companies in this sector in the first half - including, in promotion and direct marketing by OgilvyOne and Wunderman; in branding and identity by Landor, Lambie-Nairn and Fitch; in healthcare by Sudler & Hennessey and Grey Healthcare; and in specialist communications by EWA, The Food Group, Pace Communications, PSM (formerly Premiere) and Global Sportnet.

Cash Flow and Balance Sheet
---------------------------

A summary of the Group's unaudited cash flow statement and balance sheet and notes as at 30 June 2005 are provided in Appendices I and II.

In the first half of 2005, operating profit was (pound)253 million, depreciation, amortisation and impairment (pound)84 million, non-cash based incentive plan of (pound)30 million, interest paid (pound)36 million, tax paid (pound)57 million, capital expenditure (pound)70 million and other net cash inflows (pound)14 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, (pound)218 million. This free cash flow was absorbed by (pound)336 million in net cash acquisition payments and investments (of which (pound)264 million was for initial acquisition payments, (pound)69 million was for earnout payments and the balance related to prior year loan note redemptions), and (pound)75 million by share re-purchases, a total outflow of (pound)411 million. This resulted in a net outflow of (pound)193 million. The objective introduced in 2003 of covering outgoings by free cash flow was achieved, excluding the cash element of the acquisition of Grey Global Group ("Grey").

Despite this net outflow, average net debt in the first six months of 2005 fell by (pound)87 million to (pound)1,028 million, compared to (pound)1,115 million in 2004, at 2005 exchange rates, including the gross cash payment of (pound)384 million for Grey on 7 March 2005. On 30 June 2005 net bank borrowings were (pound)1,242 million, against (pound)1,015 million on 30 June 2004 (including the accounts receivable facility). The Board continues to examine ways of deploying the Group's substantial surplus cash flow, which now amounts to over (pound)550 million per annum, to enhance share owner value, given that interest cover remains strong at 8 times in the first half of 2005, in comparison to 6.5 times on a comparable basis, with the first half of 2004. As necessary capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long term, the Company has continued to concentrate on examining possible acquisitions or returning excess capital to share owners in the form of dividends and/or share buy-backs.

In the first half of 2005, in addition to the completion of the acquisition of Grey, the Company continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been concentrated in advertising & media investment management in the United Kingdom, Denmark, the Netherlands, Spain, Russia and Argentina; in information, insight & consultancy in the United States, Hong Kong, Korea and New Zealand; in public relations & public affairs in

Denmark, Bahrain and Argentina; in healthcare in the United States, the Netherlands and Switzerland and in direct, internet & interactive in the United States.

In addition to increasing the interim dividend by 20% to 3.00p per share, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 12,644,000 shares (of which 10,025,000 were cancelled), approximately equivalent to 1% of the outstanding equity, at an average price of (pound)5.94 per share and total cost of (pound)75.1 million. The Company's objective remains to repurchase up to 2% of its share base in the open market, at an approximate cost of (pound)150 million, when market conditions are appropriate.

The Group is also announcing today a proposed change to its corporate structure, which has been approved by the Board, enabling it to increase the Group's distributable reserves. The proposed change will be implemented by way of a scheme of arrangement, introducing a new parent company above WPP Group plc ("WPP"), which will be followed immediately by a reduction of the nominal value of the share capital of the new parent company, in order to create distributable reserves. These reserves will be available for the declaration of future dividends and for general corporate purposes, including the re-purchase of WPP shares.

The proposals will not affect or alter WPP's existing dividend policy and will result in WPP share owners continuing to own the same number of shares in the new parent company. Furthermore, the reduction in nominal value of the new shares should not, in itself, have any direct impact on the market value of WPP shares.

The approval of these proposals will be sought by way of share owner approval at an Extraordinary General Meeting and a Court Meeting further details of which will be sent out to share owners shortly. It is envisaged that this process will be completed before the end of the year.

Client Developments in the First Half of 2005
---------------------------------------------

Including associates, the Group currently employs almost 91,000 full-time people in over 2,000 offices in 106 countries. It services over 300 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 230 clients are served in four disciplines and these clients account for over 50% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with nearly 200 clients in 6 or more countries.

The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's performance in the first half of the year mirrored the continuing good economic conditions in the United States, Central and Eastern Europe, Asia Pacific, Latin America, Africa and the Middle East, reinforced by a mild improvement in Western Europe, although the United Kingdom remains relatively weak, even against France and Germany. Like-for-like revenue was up 6% in the first half of 2005, exceeding budgeted levels. July like-for-like revenues were up almost 3%. Experts forecast that the industry will grow at 2-3% this year, which, so far, the group has well exceeded, therefore growing market share. An IFRS operating margin of 12.1% (against 2004 UK GAAP of 13.7%) was achieved, due principally to higher than budgeted revenues and a relative reduction in, and the variability of, non-staff costs.

The first half of 2005 saw another significant improvement in activity, even against the quadrennial 2004. Our levels of activity in 2005 should match, or surpass, the levels of activity seen in 2004 and there are significant new business opportunities at both the network and parent company levels.

Corporate profitability remains strong on both sides of the Atlantic and, as a result, advertising and marketing services spending does too, if anything continuing to strengthen. However, in a low inflationary environment, which remains a government and central bank priority and which has been with us continuously for almost 15 years, significant, continuous, like-for-like volume gains remain difficult to achieve. Overcapacity, disintermediation via the web, slowing population growth and concentrating distribution result in limited pricing power. This pressure is at its most intense in the slower growth, but large, mature markets of the United States and Western Europe. Concerns remain of stagflation, as the United States wrestles with increasing oil prices, twin fiscal and trade deficits and the potential impact of changes in interest rate policy.

The consumer remains under pressure on both sides of the Atlantic from increasing levels of debt, low savings ratios and potentially fragile house prices. Any slack in consumer spending has not to date been taken up by
significant   increases  in  corporate  capital  spending,   beyond  replacement
spending.

Consequently, clients are seeking new ways of reaching the consumer and finding new geographic growth opportunities. Satellite and cable television, outdoor and out-of-home advertising and radio in traditional media and more importantly direct, internet and interactive are taking a growing share of client spending, albeit from lower absolute and relative levels. Similarly, but geographically, Asia (particularly but not exclusively China and India), Latin America, despite political volatility, Africa, the Middle East and Eastern Europe are becoming more and more significant, again from lower absolute and relative levels. We are finding that our industry is becoming increasingly more and more two-paced. Slow growth in traditional media, such as network television, newspapers and magazines, more rapid growth in new media, such as direct, internet and interactive, driven by new technology. Slower growth in the mature markets of the United States and Western Europe, more rapid growth in Central and Eastern Europe, Asia, Latin America, Africa and the Middle East. Even varied growth patterns regionally - for example, slow growth in Western Europe and rapid growth in Eastern Europe.

In these market conditions, the prospects for our industry remain very good, as the needs for differentiation through innovation and branding and global expansion grow.

The prospects for trading performance improvements at WPP remain good too. We are today raising our IFRS operating margin targets for 2005 to 13.7% (equivalent to 14.8% under 2004 UK GAAP) from 13.2% (14.3% under 2004 UK GAAP) and for 2006 to 14.2% (equivalent to 15.3% under 2004 UK GAAP). This effectively accelerates the timetable for achievement of our operating margin targets by one year. We will also be setting an IFRS target of 14.7% for 2007 (equivalent to 15.8% under 2004 UK GAAP). Our long term operating margin target (pre-IFRS) remains 20%, or approximately 19% under IFRS.

Plans, budgets and forecasts will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. For example, the combined operating margins of our advertising and media investment management sector (pre-IFRS), are almost 15% in the first half. Geographically, North American operating margins are 16%. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives.

The Group also continues to concentrate on its long-term targets and strategic objectives of improving operating profits; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The rise of the procurement function, the increasing concentration of distribution and the legislative acceptance of media ownership concentration in several countries, will further stimulate consolidation amongst clients, media owners, wholesalers and retailers and last, but not least, advertising and marketing services agencies. The Group is very well positioned to capitalise on these developments and to focus on developing the best talents, the strongest management structures and the most innovative incentive plans in the industry for our people.

For further information:

Sir Martin Sorrell }
Paul Richardson    }        +44-207-408-2204
Feona McEwan       }

Fran Butera                 +1-212-632-2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix I

                                 WPP GROUP PLC

              Interim results for the six months ended 30 June 2005

 Unaudited consolidated interim income statement for the six months ended 30 June 2005

                                                               Six months    Six months                                    Year
                                                                    ended         ended                                   ended
                                                     Notes        30 June       30 June              Constant       31 December
                                                                     2005          2004            Currency(1)             2004
-------------------------------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m    +/(-)%     +/(-)%           (pound)m
Turnover (billings)                                              11,333.6      9,155.2      23.8       23.7           19,598.0
===============================================================================================================================

Revenue                                                           2,467.5      2,025.6      21.8       21.9            4,299.5

Direct costs                                                       (111.1)      (104.7)     (6.1)      (5.1)            (225.1)
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      2,356.4      1,920.9      22.7       22.8            4,074.4

Operating costs                                           4      (2,103.8)    (1,738.0)    (21.0)     (21.3)          (3,598.9)
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                    252.6        182.9      38.1       37.5              475.5

Share of results of associates                            4          13.7         12.2      12.3        8.6               29.5
-------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                                 266.3        195.1      36.5       35.6              505.0

Finance income                                                       24.8         20.0      24.0       22.3               56.4

Finance costs                                             5         (69.6)       (55.1)    (26.3)     (27.3)            (127.0)
-------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                              221.5        160.0      38.4       36.9              434.4

Taxation                                                  7         (72.6)       (55.8)    (30.1)     (28.7)            (135.0)
-------------------------------------------------- --------- -------------- ------------- ------- ------------- ---------------
Profit for the period                                               148.9        104.2      42.9       41.2              299.4
-------------------------------------------------------------------------------------------------------------------------------

Attributable to:

Equity holders of the parent                                        135.4         93.1      45.4       44.0              273.0

Minority interests                                                   13.5         11.1     (21.6)     (18.0)              26.4
-------------------------------------------------------------------------------------------------------------------------------

                                                                    148.9        104.2      42.9       41.2              299.4
===============================================================================================================================


-------------------------------------------------------------------------------------------------------------------------------

Headline PBIT                                          6,18         299.6        228.1      31.3       30.5              560.2

Headline PBIT margin                                     18          12.1%        11.3%                                   13.0%

Headline PBT                                             18         254.8        193.0      32.0       30.6              489.6

-------------------------------------------------------------------------------------------------------------------------------

Earnings per share(2)

Basic earnings per ordinary share                         9          11.4p         8.2p     39.0       36.6               24.0p

Diluted earnings per ordinary share                       9          11.1p         8.0p     38.8       36.9               23.4p

===============================================================================================================================

(1) The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
(2) The calculations of the Group's earnings per share and Headline earnings per share are set out in note 9.

                                  WPP GROUP PLC

                   Unaudited consolidated summary interim cash
              flow statement for the six months ended 30 June 2005

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                     Notes        30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Net cash (outflow)/ inflow from operating activities    10         (34.0)       (157.8)         556.4

Investing activities

Acquisitions and disposals                              10        (336.0)       (144.3)        (208.9)

Purchase of property, plant and equipment                          (70.2)        (31.7)         (95.6)

Proceeds on disposal of property, plant and equipment                2.1           3.3             9.3

------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                        (404.1)       (172.7)        (295.2)

Financing activities

Issue of shares                                                     15.8           8.5           17.9

Share repurchases and buybacks                          10         (75.1)        (71.2)         (88.7)

Net (decrease)/increase in borrowings                   10         (96.0)        126.6          128.6

Financing and share issue costs                                     (0.9)         (4.3)          (5.0)

Equity dividends paid                                                  -             -          (81.7)

Dividends paid to minority shareholders in subsidiary
undertakings                                                       (14.3)        (11.9)         (22.5)
------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from financing activities               (170.5)         47.7          (51.4)

Net (decrease)/ increase in cash and cash equivalents             (608.6)       (282.8)         209.8

Translation differences                                             34.5         (17.8)         (44.6)

Cash and cash equivalents at beginning of period                 1,283.0       1,117.8        1,117.8
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period              10         708.9         817.2        1,283.0
------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:

Net (decrease)/ increase in cash and cash equivalents             (608.6)       (282.8)         209.8

Cash inflow/(outflow) from (increase)/decrease in debt
financing                                                           96.5        (122.6)        (124.2)

Net debt acquired                                                 (140.8)            -           (9.6)

Other movements                                                    (32.4)         (4.0)          (8.2)

Translation difference                                              (2.0)         31.1           (6.7)
------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                (687.3)       (378.3)          61.1

Net debt at beginning of period                                   (300.4)       (361.5)        (361.5)

IAS 39 adjustment at 1 January 2005                     11        (254.3)            -              -
------------------------------------------------------------------------------------------------------
Net debt at end of period                               12      (1,242.0)       (739.8)        (300.4)
======================================================================================================

   Unaudited consolidated statement of recognised income and expense for the six months ended 30 June 2005

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Profit for the period                                              135.4          93.1          273.0

Exchange adjustments on foreign currency net investments           141.7         (91.7)        (102.7)

Actuarial loss on defined benefit pension schemes                      -             -          (18.2)

Deferred tax on defined benefit pension schemes                        -             -            3.3
------------------------------------------------------------------------------------------------------
Total recognised income and expense relating to the period         277.1           1.4          155.4
------------------------------------------------------------------------------------------------------
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005          (62.1)

                                  WPP GROUP PLC

         Unaudited consolidated interim balance sheet as at 30 June 2005

                                                     Notes        30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Non-current assets

Intangible assets:

      Goodwill                                          13       5,431.3       4,366.3        4,389.7

      Other                                             14       1,085.3         814.6          773.6

Property, plant and equipment                                      384.6         308.4          309.8

Interests in associates                                            507.0         361.7          385.5

Other investments                                                   32.0          14.6            8.1

Deferred tax assets                                                118.4          90.1          100.2
------------------------------------------------------------------------------------------------------
                                                                 7,558.6       5,955.7        5,966.9
Current assets

Inventories and work in progress                                   346.7         314.2          220.6

Trade and other receivables                                      4,255.8       2,363.5        2,601.0

Trade receivables within working capital:(2)

      Gross debts                                                      -         605.3          545.7

      Non-returnable proceeds                                          -        (275.6)        (261.0)
                                                             -----------      ---------      ---------
                                                                       -         329.7          284.7

Cash and short term deposits                                     1,163.0       1,017.8        1,616.0
------------------------------------------------------------------------------------------------------
                                                                 5,765.5       4,025.2        4,722.3
Current liabilities

Trade and other payables                                15      (5,687.7)     (4,116.6)      (4,515.9)

Corporate income tax payable                                       (54.1)        (32.5)         (53.1)

Bank overdrafts and loans                                         (873.5)       (361.8)        (597.8)
------------------------------------------------------------------------------------------------------
                                                                (6,615.3)     (4,510.9)       (5,166.8)
------------------------------------------------------------------------------------------------------
Net current liabilities                                           (849.8)       (485.7)         (444.5)

Total assets less current liabilities                            6,708.8       5,470.0         5,522.4
------------------------------------------------------------------------------------------------------
Non-current liabilities

Bonds and bank loans                                            (1,531.5)     (1,395.8)      (1,318.6)

Trade and other payables                                16        (647.4)       (515.8)        (536.6)

Deferred tax liabilities                                          (452.2)       (326.2)        (312.3)

Provision for post employment benefits                            (202.3)       (198.9)        (202.3)

Provisions for liabilities and charges                            (133.3)        (82.4)         (86.9)
------------------------------------------------------------------------------------------------------
                                                                (2,966.7)     (2,519.1)      (2,456.7)
------------------------------------------------------------------------------------------------------
Net assets                                                       3,742.1       2,950.9        3,065.7
======================================================================================================
Equity

Called up share capital                                            126.3         117.9          118.5

Share premium account                                            1,035.3         968.6        1,002.2

Shares to be issued                                                 44.5         118.0           49.9

Merger reserve                                                   3,414.6       2,928.4        2,920.6

Other reserves                                                      90.9         (84.8)         (90.6)

Own shares(1)                                                     (281.2)       (305.3)        (277.7)

Retained earnings                                                 (752.5)       (836.5)        (711.8)
------------------------------------------------------------------------------------------------------
Equity share owners' funds                              17       3,677.9       2,906.3        3,011.1

Minority interests                                                  64.2          44.6           54.6
------------------------------------------------------------------------------------------------------
Total Equity                                                     3,742.1       2,950.9        3,065.7
======================================================================================================

(1)Investments in own shares held by the ESOP Trusts.
(2)Following the adoption of IAS 32 and IAS 39 the Group have reclassified the working capital facility on 1 January 2005 as IFRS does not permit linked presentation. The 2004 figures have not been restated as permitted by IFRS 1.

                                  WPP GROUP PLC

  Notes to the unaudited consolidated interim financial statements (Notes 1-18)

1.   Basis of accounting

The unaudited consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

The financial statements of the Group for the year ended 31 December 2005 will be prepared under International Financial Reporting Standards (IFRS). These interim financial statements have been prepared in accordance with IFRS with the exception that the Group has not adopted the interim reporting requirements of IAS 34 (Interim Financial Reporting).

2.   Accounting policies

The accounting policies adopted by the Group are set out in Appendix II.

Statutory Information and Independent Review

The interim financial statements for the six months to 30 June 2005 and 30 June 2004 do not constitute statutory accounts. The financial information for the year ended 31 December 2004 does not constitute statutory accounts for the purposes of s240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2004, prepared under UK GAAP, were delivered to the Registrar of Companies and received an unqualified auditors' report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 28.

The announcement of the interim results was approved by the board of directors on 25 August 2005.

3.   Currency conversion

The 2005 unaudited consolidated interim income statement is prepared using, among other currencies, an average exchange rate of US$1.8728 to the pound (period ended 30 June 2004: US$1.8229; year ended 31 December 2004: US$1.8326). The unaudited consolidated interim balance sheet as at 30 June 2005 has been prepared using the exchange rate on that day of US$1.7918 to the pound (30 June 2004: US$1.8144; 31 December 2004: US$1.9158).

The basis for calculating the constant currency percentage changes, shown on the face of the consolidated interim income statement, is described in the glossary attached to this appendix.

4.   Operating costs and share of results of associates

Operating costs include:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Amortisation of acquired intangible assets                           11.8             -             -

Goodwill impairment                                                  20.5          26.0          40.6

Goodwill write-down relating to utilisation of
pre-acquisition tax losses                                            1.0           5.0          12.6

Profits on disposal of fixed asset investments                          -             -          (3.0)

Amounts written off fixed asset investments                             -           2.0           5.0

Other operating costs                                             2,070.5       1,705.0       3,543.7
------------------------------------------------------------------------------------------------------
                                                                  2,103.8       1,738.0       3,598.9
======================================================================================================

                                  WPP GROUP PLC

4.   Operating costs and share of results of associates (continued)

Share of results of associates include:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Share of profit before interest and taxation                        23.8          20.8           48.1

Share of interest, taxation and minority interest                  (10.1)         (8.6)         (18.6)
------------------------------------------------------------------------------------------------------
                                                                    13.7          12.2           29.5
======================================================================================================


5.   Finance costs

Finance costs include:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Net interest charges on defined benefit pension schemes              4.0           5.4            9.5

Interest payable and similar charges(1)                             65.6          49.7          117.5
------------------------------------------------------------------------------------------------------
Finance charges (excluding revaluation of financial instruments)    69.6          55.1          127.0

Revaluation of financial instruments                                   -             -              -
------------------------------------------------------------------------------------------------------
                                                                    69.6          55.1          127.0
======================================================================================================

(1)The charge of (pound)65.6 million for the six months ended 30 June 2005 includes expense of (pound)7.1 million arising from the change in accounting for the Group's convertible bonds following the adoption of IAS 32 `Financial
Instruments:  Disclosure and  Presentation'  and IAS 39 `Financial  Instruments:
Recognition and Measurement' on 1 January 2005. Prior period comparatives have not been restated as the effective date of transition to these standards was 1 January 2005 (see also the revised accounting policies of the group detailed in Appendix II). This approach also applies to the initial recognition and subsequent re-measurement of the fair value of other financial instruments shown below. UK GAAP has continued to be applied in accounting for financial instruments in previous periods.


The following are included in the revaluation of financial instruments shown above:


                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Movements in fair value of treasury instruments                      2.1             -              -

Revaluations of put options over minority interests (note           (2.0)            -              -
15)

Other                                                               (0.1)            -              -
------------------------------------------------------------------------------------------------------
                                                                       -             -              -
======================================================================================================

                                  WPP GROUP PLC

6.   Segmental analysis

Reported contributions by operating sector were as follows:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Revenue

Advertising, Media Investment Management                         1,185.9         936.7        1,985.3

Information, Insight & Consultancy                                 387.5         336.4          744.8

Public Relations & Public Affairs                                  251.8         221.6          445.2

Branding & Identity, Healthcare and Specialist Communications      642.3         530.9        1,124.2
------------------------------------------------------------------------------------------------------
                                                                 2,467.5       2,025.6        4,299.5
------------------------------------------------------------------------------------------------------

Headline PBIT(1)

Advertising, Media Investment Management                           158.6         119.9          295.0

Information, Insight & Consultancy                                  36.1          22.5           66.1

Public Relations & Public Affairs                                   35.0          29.4           58.4

Branding & Identity, Healthcare and Specialist Communications       69.9          56.3          140.7
------------------------------------------------------------------------------------------------------
                                                                   299.6         228.1          560.2
------------------------------------------------------------------------------------------------------

Headline PBIT Margin                                                   %             %              %

Advertising, Media Investment Management                            13.4          12.8           14.9

Information, Insight & Consultancy                                   9.3           6.7            8.9

Public Relations & Public Affairs                                   13.9          13.2           13.1

Branding & Identity, Healthcare and Specialist Communications       10.9          10.6           12.5
------------------------------------------------------------------------------------------------------
                                                                    12.1          11.3           13.0
------------------------------------------------------------------------------------------------------

(1) Headline PBIT is defined in Note 18.

                                  WPP GROUP PLC

6. Segmental analysis (continued)


Reported contributions by geographical area were as follows:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Revenue

United Kingdom                                                     389.0         343.4          728.5

North America                                                      973.4         809.8        1,651.9

Continental Europe                                                 662.3         524.3        1,134.8

Asia Pacific, Latin America, Africa & Middle East                  442.8         348.1          784.3
------------------------------------------------------------------------------------------------------
                                                                 2,467.5       2,025.6        4,299.5
------------------------------------------------------------------------------------------------------

Headline PBIT(1)

United Kingdom                                                      31.3          26.4           75.7

North America                                                      151.9         123.3          251.2

Continental Europe                                                  68.9          45.5          128.1

Asia Pacific, Latin America, Africa & Middle East                   47.5          32.9          105.2
------------------------------------------------------------------------------------------------------
                                                                   299.6         228.1          560.2
------------------------------------------------------------------------------------------------------

Headline PBIT Margin                                                   %             %              %

United Kingdom                                                       8.0           7.7           10.4

North America                                                       15.6          15.2           15.2

Continental Europe                                                  10.4           8.7           11.3

Asia Pacific, Latin America, Africa & Middle East                   10.7           9.5           13.4
------------------------------------------------------------------------------------------------------
                                                                    12.1          11.3           13.0
------------------------------------------------------------------------------------------------------

(1) Headline PBIT is defined in Note 18.

                                  WPP GROUP PLC

7.   Taxation

The Group tax rate on Headline PBT(1) is 28.5% (30 June 2004: 28.9% and 31 December 2004: 27.6%). The tax charge comprises:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Total current tax                                                   74.7          55.8          140.7

Total deferred tax                                                  (2.1)            -           (5.7)
------------------------------------------------------------------------------------------------------
Total tax on profits                                                72.6          55.8          135.0
------------------------------------------------------------------------------------------------------

(1)  Headline PBT is defined in Note 18.

8.   Ordinary dividends

The Board has recommended an interim dividend of 3.00p (2004: 2.50p) per ordinary share. This is expected to be paid on 14 November 2005 to share owners on the register at 14 October 2005.

The Board recommended a final dividend of 5.28p per ordinary share in respect of 2004. This was approved by the company's shareholders in the general meeting on 27 June 2005 and paid on 4 July 2005.

9.   Earnings per share

Basic EPS

The reconciliation between Reported and Headline EPS, and between earnings figures used in calculating them, is as follows:

                                                                                                                  Year
                                                   Six months    Six months                                      ended
                                                        ended         ended                 Constant                31
                                                      30 June       30 June                 Currency          December
                                                         2005          2004    +/(-)%         +/(-)%              2004
----------------------------------------------------------------------------------------------------------------------
Reported earnings(1) ((pound)m)                         135.4          93.1                                      273.0

Headline earnings ((pound)m) (note 18)                  168.7         126.1                                      328.2
----------------------------------------------------------------------------------------------------------------------
Average shares used in Basic EPS calculation (m)      1,192.7       1,132.0                                    1,136.1
----------------------------------------------------------------------------------------------------------------------
Reported EPS                                            11.4p          8.2p     39.0          36.6               24.0p

Headline EPS                                            14.1p         11.1p     27.0          25.6               28.9p
======================================================================================================================

(1) Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Diluted EPS

The diluted Reported and Headline EPS are set out below:

                                                                                                                  Year
                                                   Six months    Six months                                      ended
                                                        ended         ended                 Constant                31
                                                      30 June       30 June                 Currency          December
                                                         2005          2004    +/(-)%         +/(-)%              2004
----------------------------------------------------------------------------------------------------------------------
Diluted Reported Earnings ((pound)m)                    135.4          93.1                                      285.2

Diluted Headline Earnings ((pound)m)                    168.7         126.1                                      340.4
----------------------------------------------------------------------------------------------------------------------
Shares used in Diluted EPS calculation (m)            1,218.6       1,162.8                                    1,219.6
----------------------------------------------------------------------------------------------------------------------
Diluted Reported EPS                                    11.1p          8.0p     38.8          36.9               23.4p

Diluted Headline EPS                                    13.8p         10.8p     27.8          26.4               27.9p
======================================================================================================================

                                  WPP GROUP PLC

9.   Earnings per share (continued)

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the six month periods ended 30 June 2005 and 30 June 2004, both the $287.5 million convertible bonds and the (pound)450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings. In addition, for the six months ended 30 June 2005 the $150 million Grey convertible was accretive to earnings and therefore excluded from the calculation of dilutive earnings. For the year ended 31 December 2004, both the $287.5 million convertible bonds and the (pound)450 million convertible bonds were dilutive and earnings were consequently increased by (pound)12.2 million.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                        m             m              m
Average shares used in Basic EPS calculation                      1,192.7       1,132.0        1,136.1

Dilutive share options outstanding                                   19.3          21.7           20.6

Other potentially issuable shares                                     6.6           9.1            4.6

$287.5 million convertible bonds                                        -             -           16.4

(pound)450 million convertible bonds                                    -             -           41.9
------------------------------------------------------------------------------------------------------
Shares used in Diluted EPS calculation                            1,218.6       1,162.8        1,219.6
======================================================================================================

At 30 June 2005 there were 1,262,775,409 ordinary shares in issue.

10. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 12:

Net cash (outflow)/inflow from operating activities:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m
Operating profit                                                   252.6         182.9          475.5

Adjustments for:

Non cash share-based incentive plans (including stock options)      30.3          22.9           58.8

Depreciation of property, plant and equipment                       51.0          47.9          103.4

Impairment of goodwill                                              20.5          26.0           40.6

Goodwill write-down relating to utilisation of pre-acquisition
tax losses                                                           1.0           5.0           12.6

Amortisation of acquired intangible assets                          11.8             -              -

Profits on disposal of fixed asset investments                         -             -           (3.0)

Loss on sale of property, plant and equipment                          -             -            1.9

Amounts written off fixed asset investments                            -           2.0            5.0
------------------------------------------------------------------------------------------------------
Operating cash flow before movements in working capital            367.2         286.7          694.8

Movements in working capital and provisions                       (317.9)       (368.0)          (4.8)
------------------------------------------------------------------------------------------------------
Cash generated by operations                                        49.3         (81.3)         690.0

Corporation and overseas tax paid                                  (57.3)        (48.1)        (101.3)

Interest and similar charges                                       (63.0)        (58.1)         (99.7)

Interest received                                                   27.5          20.2           48.9

Dividends from associates                                            9.5           9.5           18.5
------------------------------------------------------------------------------------------------------
                                                                   (34.0)       (157.8)         556.4
======================================================================================================

                                  WPP GROUP PLC

10. Analysis of cash flows (continued)

Acquisitions and disposals:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Initial cash consideration                                        (468.9)        (40.7)         (97.3)

Cash/(overdraft) acquired                                          176.1         (12.5)           6.3

Earnout payments                                                   (69.3)        (65.6)         (78.6)

Loan note redemptions                                               (3.2)        (14.8)         (26.6)

Purchase of other investments (including associates)                (8.2)        (10.7)         (22.0)

Proceeds on disposal of investments                                 37.5             -            9.3
------------------------------------------------------------------------------------------------------
                                                                  (336.0)       (144.3)        (208.9)
======================================================================================================

Share repurchases and buybacks:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Share cancellations (including brokerage fees)                     (58.9)        (67.6)         (73.7)

Purchase of own shares by ESOP trust                               (16.2)         (3.6)         (15.0)
------------------------------------------------------------------------------------------------------
                                                                   (75.1)        (71.2)         (88.7)
======================================================================================================

Net (decrease)/increase in borrowings:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Increase/(decrease) in drawings on bank loans                      123.7          (1.1)           0.9

Repayment of $287.5 million convertible bond                      (154.4)            -              -

Repayment of $125 million Grey debt                                (65.3)            -              -

Proceeds from issue of $650 million 10 year bond                       -         358.2          358.2

Repayment of (euro)350 million bond                                    -        (230.5)        (230.5)
------------------------------------------------------------------------------------------------------
                                                                   (96.0)        126.6          128.6
======================================================================================================

Cash and cash equivalents:

                                                               Six months    Six months           Year
                                                                    ended         ended          ended
                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Cash at bank and in hand                                         1,088.7         804.4        1,372.0

Short-term bank deposits                                            74.3         213.4          244.0

Overdrafts(1)                                                     (454.1)       (200.6)        (333.0)
------------------------------------------------------------------------------------------------------
                                                                   708.9         817.2        1,283.0
======================================================================================================

(1) Bank overdrafts are included in cash and cash equivalents because they form an integral part of the entity's cash management.

                                  WPP GROUP PLC

11.  Financial instruments

The IAS 32 and IAS 39 adjustments to net debt at 1 January 2005 are made up of the following:



                                                                                (pound)m
----------------------------------------------------------------------------------------
Reclassification of components of convertible debt                                 32.4

Reclassification of the deferred gain recognised under UK GAAP                    (18.6)

Recognition of financial instruments at fair value                                 (7.1)

Reclassification of the working capital facility (note 12)                       (261.0)
----------------------------------------------------------------------------------------
                                                                                 (254.3)
========================================================================================

12.  Net debt

                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Cash and short term deposits                                     1,163.0       1,017.8        1,616.0

Bank loans and overdrafts due within one year                     (594.5)       (361.8)        (597.8)

Corporate bond and loans due after one year                     (1,531.5)     (1,395.8)      (1,318.6)

Working capital facility(1)                                       (279.0)            -              -
------------------------------------------------------------------------------------------------------
                                                                (1,242.0)       (739.8)        (300.4)
======================================================================================================

(1)The Group has a working capital facility (the advance of cash financing against which certain trade debts have been assigned) that IAS 32 and IAS 39 require to be presented as a bank borrowing. As the Group have elected to apply IAS 32 and IAS 39 from 1 January 2005, the periods before this date will continue to comply with 2004 UK GAAP as a deduction from debtors, in accordance with the `linked presentation' required by FRS 5 (Reporting the substance of transactions). The drawdown on the facility has remained at $500 million for all of the periods above.

13.  Goodwill and acquisitions

During  the  period,  the  Group  charged  (pound)20.5  million  (30 June  2004:
(pound)26.0 million; 31 December 2004: (pound)40.6 million) of goodwill impairment to the income statement, (pound)11.8 million (30 June 2004:
(pound)nil; 31 December 2004: (pound)nil) of amortisation of acquired intangible assets, primarily comprising the value of company brand names and client relationships recognised on acquisitions, and (pound)1.0 million (30 June 2004:
(pound)5.0 million; 31 December 2004: (pound)12.6 million) in relation to the utilisation of pre-acquisition tax losses.

The impairment charge relates to a number of under-performing businesses in the Advertising and Media investment management, and Branding & identity, Healthcare and Specialist communications sectors. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at the year end.

In addition the Group charged (pound)nil of fixed asset investment write offs (30 June 2004: (pound)2.0 million; 31 December 2004: (pound)5.0 million) to the income statement.

Goodwill in relation to subsidiary undertakings increased by (pound)1,041.6 million in the period. Other than impairment this includes both goodwill arising on acquisitions completed in the period and also adjustments to goodwill relating to acquisitions completed in prior periods. Goodwill in relation to associate undertakings increased by (pound)88.0 million in the period.

                                  WPP GROUP PLC

13.  Goodwill and acquisitions (continued)

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)233.1 million (period ended 30 June 2004:
(pound)246.3 million; year ended 31 December 2004: (pound)298.6 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

On 7 March 2005 the Group completed the  acquisition of Grey Global Group,  Inc.
(Grey) in consideration for 78 million new WPP ordinary shares and (pound)384 million in cash. Grey has been consolidated in the results of the Group from the date of completion.

In aggregate, for the six months ended 30 June 2005, acquisitions contributed (pound)274.0 million to revenue, (pound)40.4 million to operating profit and (pound)40.9 million to Headline PBIT.

14.  Other intangible assets

The following are included in other intangibles:

                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Brands with an indefinite life                                     794.0          784.1         742.6

Acquired intangibles                                               260.2            7.0           7.0

Other                                                               31.1           23.5          24.0
------------------------------------------------------------------------------------------------------
                                                                 1,085.3          814.6         773.6
======================================================================================================

Acquired intangible assets increased by (pound)253.2 million during the period, primarily due to the recognition at fair value of corporate brands and customer relationships resulting from the acquisition of Grey. These assets are being amortised over their respective useful lives, which vary from 2 to 20 years, depending on the nature of the asset concerned. In accordance with IAS 12 the Group has recognised a deferred tax liability of (pound)100.2 million, being the difference between the book and tax carrying values of these intangibles. This has increased the goodwill on the acquisition of Grey by the same amount even though the Group does not consider that any deferred tax liability in respect of this item will ever crystallise.

                                  WPP GROUP PLC

15.  Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Trade creditors                                                   3,713.4      2,542.3         2,885.3

Dividends payable                                                    62.6         52.2               -

Deferred income                                                     570.9        417.5           405.8

Payments due to vendors                                              87.1         82.4           146.6

Loan notes due to vendors                                            34.1         19.4             7.2

Liabilities in respect of put option agreements of vendors(1)        23.5            -               -

Other creditors and accruals                                      1,196.1      1,002.8         1,071.0
------------------------------------------------------------------------------------------------------
                                                                  5,687.7      4,116.6         4,515.9
======================================================================================================

(1)The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39 on 1 January 2005. Prior years have not been restated as permitted by IFRS 1 (see also the revised accounting policies in Appendix II).


16.  Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Corporate income tax payable                                        320.3         281.2          290.6

Payments due to vendors                                             146.0         163.9          152.0

Liabilities in respect of put option agreements with vendors         32.6             -              -

Other creditors and accruals                                        148.5          70.7           94.0
------------------------------------------------------------------------------------------------------
                                                                    647.4         515.8          536.6
======================================================================================================

The following table sets out the directors' best estimates of future deferred and earnout related obligations:

                                                                  30 June       30 June    31 December
                                                                     2005          2004           2004
------------------------------------------------------------------------------------------------------
                                                                 (pound)m      (pound)m       (pound)m

Within one year                                                     87.1           82.4          146.6

Between 1 and 2 years                                               68.5           78.6           65.0

Between 2 and 3 years                                               36.9           50.3           61.0

Between 3 and 4 years                                               14.9           29.4            3.4

Between 4 and 5 years                                               18.9            3.9           21.4

Over 5 years                                                         6.8            1.7            1.2
------------------------------------------------------------------------------------------------------
                                                                   233.1          246.3          298.6
======================================================================================================

The Group does not consider there to be any material contingent liabilities as at 30 June 2005.

                                  WPP GROUP PLC

16. Trade and other payables: amounts falling due after more than one year (continued)

The corporate and convertible bonds, bank loans and overdrafts and working capital facility included within short and long term creditors fall due for repayment as follows:

                                                                              30 June             30 June         31 December
                                                                                 2005                2004                2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                             (pound)m            (pound)m            (pound)m
Within one year                                                                 873.5               361.8               597.8

Between 1 and 2 years                                                           532.4               110.0                 2.5

Between 2 and 3 years                                                           451.2               441.5               453.3

Between 3 and 4 years                                                            55.8               434.7               510.9

Between 4 and 5 years                                                               -                55.0                   -

Over 5 years                                                                    492.1               354.6               351.9
-----------------------------------------------------------------------------------------------------------------------------
                                                                              2,405.0             1,757.6             1,916.4
=============================================================================================================================


17. Reconciliation of movements in consolidated equity share owners' funds

                                                                        Six months           Six months           Year ended
                                                                     ended 30 June        ended 30 June          31 December
                                                                              2005                 2004                 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                          (pound)m             (pound)m              (pound)m
Profit for the period                                                       135.4                 93.1                 273.0

Ordinary dividends payable                                                  (62.6)               (52.2)                (81.6)
------------------------------------------------------------------------------------------------------------------------------
                                                                             72.8                 40.9                 191.4

Non cash share-based incentive plans (including stock options)               30.3                 22.9                  58.8

Exchange adjustments on foreign currency net investments                    141.7                (91.7)               (102.7)

Ordinary shares issued in respect of acquisitions                           506.4                    -                     -

Share issue / cancellation costs                                             (3.6)                (0.3)                 (0.8)

Other share issues                                                           15.4                  8.5                  32.8

Share cancellations                                                         (58.9)               (67.5)                (73.6)

Actuarial loss on defined benefit schemes                                       -                    -                 (18.2)

Deferred tax on defined benefit pension schemes                                 -                    -                   3.3

Net additions of own shares by ESOP Trusts                                  (16.2)                (3.6)                (14.9)

Transfer to goodwill                                                            -                    -                 (67.3)

Tax benefit of share-based payments                                           3.5                  3.7                   8.7

Revaluation of other investments                                             15.8                    -                     -

Equity component of Grey convertible debt acquired                           19.2                    -                     -

Other movements                                                               2.5                  3.2                   3.4
------------------------------------------------------------------------------------------------------------------------------
Net additions/(deductions) to equity share owners' funds                    728.9                (83.9)                 20.9

Opening equity share owners' funds                                        3,011.1              2,990.2               2,990.2

Impact of adoption of IAS 32 and IAS 39 on 1 January 2005                   (62.1)                   -                     -
------------------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                        3,677.9              2,906.3               3,011.1
==============================================================================================================================

                                  WPP GROUP PLC

18. Non-GAAP measures of performance

  Reconciliation of Headline PBIT and Headline PBT under IFRS to 2004 UK GAAP

                                                                               Six months                          Six months
                                                                                    ended                               ended
                                                                                  30 June                             30 June
                                                               Margin (%)            2005         Margin (%)             2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 (pound)m                            (pound)m

Revenue                                                                           2,467.5                            2,025.6

Headline PBIT (IFRS)                                               12.1%            299.6             11.3%            228.1

Share-based payments (IFRS 2)                                       0.6%             13.5              0.6%             13.0
Accumulating compensated absences (IAS 19)                          0.6%             15.0              0.8%             15.0
Accounting for associates (IAS 28)                                  0.4%             10.1              0.4%              8.6
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     38.6                               36.6
-----------------------------------------------------------------------------------------------------------------------------

Headline PBIT (2004 UK GAAP)                                       13.7%            338.2             13.1%            264.7
=============================================================================================================================

Headline PBT (IFRS)                                                                 254.8                              193.0

Adjustments to Headline PBIT (as above)                                              38.6                               36.6
Additional interest on convertible debt (IAS 32)                                      7.1                                  -
Interest on associates (IAS 28)                                                         -                               (0.3)
-----------------------------------------------------------------------------------------------------------------------------
Headline PBT (2004 UK GAAP)                                                         300.5                              229.3
=============================================================================================================================

       Reconciliation of profit before interest and taxation to Headline
                   PBIT for the six months ended 30 June 2005

                                                                        Six months           Six months                 Year
                                                                             ended                ended                ended
                                                                           30 June              30 June          31 December
                                                                              2005                 2004                 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                          (pound)m             (pound)m              (pound)m
Profit before interest and taxation                                          266.3                195.1                505.0
Profits on disposal of fixed asset investments                                   -                    -                 (3.0)
Amounts written off fixed asset investments                                      -                  2.0                  5.0
Goodwill impairment                                                           20.5                 26.0                 40.6
Goodwill write-down relating to utilisation of pre-acquisition
tax losses                                                                     1.0                  5.0                 12.6
Amortisation of acquired intangible assets                                    11.8                    -                    -
------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                                299.6                228.1                560.2
------------------------------------------------------------------------------------------------------------------------------

Investment income                                                             24.8                 20.0                 56.4
Finance charges (excluding revaluation of financial instruments)             (69.6)               (55.1)              (127.0)
------------------------------------------------------------------------------------------------------------------------------
                                                                             (44.8)               (35.1)               (70.6)

------------------------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT(1)                                        6.7 times            6.5 times            7.9 times
==============================================================================================================================

(1)The finance charges for the six months ended 30 June 2005 of (pound)69.9 million shown above include (pound)7.1 million arising from the change in accounting for the Group's convertible bonds under IFRS. Interest cover on a comparable basis with prior periods would be 8.0 times.

                                  WPP GROUP PLC

18. Non-GAAP measures of performance (continued)

 Reconciliation of profit before taxation to Headline PBT and Headline earnings for the six months ended 30 June 2005

                                                                        Six months           Six months                 Year
                                                                             ended                ended                ended
                                                                           30 June              30 June          31 December
                                                                              2005                 2004                 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                          (pound)m             (pound)m              (pound)m
Profit before taxation                                                       221.5               160.0                 434.4

Profits on disposal of fixed assets                                              -                   -                  (3.0)
Amounts written off fixed asset investments                                      -                 2.0                   5.0
Goodwill impairment                                                           20.5                26.0                  40.6
Goodwill write-down relating to utilisation of pre-acquisition tax
losses                                                                         1.0                 5.0                  12.6
Amortisation of acquired intangibles                                          11.8                   -                     -
Revaluation of financial instruments                                             -                   -                     -

------------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                                 254.8               193.0                 489.6

Taxation                                                                     (72.6)              (55.8)               (135.0)

Minority interests                                                           (13.5)              (11.1)                (26.4)

------------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                            168.7               126.1                 328.2
------------------------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                            62.6                52.2                  81.6

------------------------------------------------------------------------------------------------------------------------------
Dividend cover on Headline earnings                                       2.7 times          2.4 times             4.0 times
==============================================================================================================================


        Reported margins before and after share of results of associates

                                                                               Six months                          Six months
                                                                                    ended                               ended
                                                                                  30 June                             30 June
                                                               Margin (%)            2005         Margin (%)             2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 (pound)m                            (pound)m

Revenue                                                                           2,467.5                             2,025.6
Headline PBIT                                                      12.1%            299.6             11.3%             228.1
-----------------------------------------------------------------------------------------------------------------------------
Share of results of associates                                                       13.7                                12.2
-----------------------------------------------------------------------------------------------------------------------------
Headline PBIT excluding share of results of associates             11.6%            285.9             10.7%             215.9
=============================================================================================================================

                                  WPP GROUP PLC

18.  Non-GAAP measures of performance (continued)

     Reconciliation of free cash flow for the six months ended 30 June 2005


                                                                        Six months           Six months                 Year
                                                                             ended                ended                ended
                                                                           30 June              30 June          31 December
                                                                              2005                 2004                 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                          (pound)m             (pound)m              (pound)m
Cash generated by operations                                                  49.3               (81.3)                690.0

Plus:

Interest received                                                             27.5                 20.2                 48.9

Dividends received from associates                                             9.5                  9.5                 18.5

Issue of shares                                                               15.8                  8.5                 17.9

Proceeds on disposal of property, plant and equipment                          2.1                  3.3                  9.3

Movements in working capital and provisions                                  317.9                 368.0                 4.8

Less:

Loss on sale of property, plant and equipment                                    -                    -                 (1.9)

Interest and similar charges                                                 (63.0)               (58.1)               (99.7)

Purchase of property, plant and equipment                                    (70.2)               (31.7)               (95.6)

Corporation and overseas tax paid                                            (57.3)               (48.1)              (101.3)

Dividends paid to minority shareholders in subsidiary
undertakings                                                                 (14.3)               (11.9)               (22.5)
------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow(1)                                                            217.3                178.4                468.4
==============================================================================================================================

(1)Elsewhere in this release free cash flow in 2005 has been rounded to (pound)218 million.

INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes 1 to 18 and the statement of accounting policies in Appendix II. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the directors intend to use in the annual financial statements. There is, however, a possibility that the Directors may determine some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRS as adopted for use in the EU.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.


Deloitte & Touche LLP
London
Chartered Accountants

25 August 2005

Appendix II
                                  WPP GROUP PLC

                      IFRS Significant Accounting Policies

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in Appendix III. A more detailed summary of the key impacts from the transition from UK GAAP to IFRS is included in the Appendix to the Group's first Quarterly Trading Update issued on 22 April 2005.

A summary of the Group's principal accounting policies, which have been applied consistently throughout the year is set out below. A reconciliation to non-GAAP measures of performance is set out in Appendix I.

IFRS 1 Exemptions
IFRS 1 (First-time adoption of International Financial Reporting Standards) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions as follows:

Financial Instruments
Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group will adopt IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restate the balance sheet at that date in accordance with the requirements of these standards, which will generally mean a recognition of financial instruments at fair value.

Business Combinations
The  Group  has   elected   not  to  apply   IFRS  3   (Business   combinations)
retrospectively to business combinations that completed prior to 1 January 2004.

Share-based Payments
IFRS 2 applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Presentation of Financial Information
The primary financial statements contained in this note have been presented substantially in accordance with the requirements of IAS 1 (Presentation of Financial Statements). The presentation has been used in this note for a more clear illustration of comparisons between IFRS and UK GAAP.

Basis of consolidation
The consolidated interim financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the income statement from the effective date of acquisition or disposal.

Goodwill and intangible fixed assets
Intangible fixed assets comprise goodwill, certain acquired separable corporate brand names, customer relationships and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

                                  WPP GROUP PLC

Goodwill and intangible fixed assets (continued)
Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible fixed assets if their value can be measured reliably on initial recognition.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP's commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Goodwill impairment is assessed by comparing the carrying value of goodwill to the net present value of future cashflows derived from the underlying assets using a projection period of up to five years for each income generating unit. After the projection period a steady growth rate representing an appropriate long term growth rate for the industry is applied.

Future anticipated payments to vendors in respect of earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within net interest payable and similar charges.

Property, Plant and Equipment
Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

          o    Freehold buildings - 2% per annum
          o Leasehold land and buildings - over the term of the lease or life of the asset, if shorter
          o    Fixtures, fittings and equipment - 10-33% per annum
          o    Computer equipment - 33% per annum


Investments
Except as stated below, fixed asset investments are shown at cost less impairment.

Impairment of goodwill on associate undertakings, included within fixed asset investments, represents a permanent diminution of the carrying value of that goodwill. WPP considers the market value of listed investments and other business and economic factors in determining whether a permanent diminution of value has occurred.

The Group's share of the profits less losses of associate undertakings net of tax, interest and minority interest is included in the consolidated income statement and the Group's share of net assets is shown within fixed asset investments in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Current asset investments are stated at the lower of cost and net realisable value.

                                  WPP GROUP PLC

Inventories
Work in progress is valued at cost or on a percentage of completion basis. Cost includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventories are stated at the lower of cost and net realisable value.

Trade receivables
Trade receivables are stated net of provisions for bad and doubtful debts.

Financial instruments
The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The accounting policy under UK GAAP for the year ended 31 December 2004 is disclosed in the published 2004 Annual Report.

The accounting policy under IFRS for the period commencing 1 January 2005 is as follows:

Foreign Currency and Interest Rate Hedging
The Group's policy on Interest Rate and Foreign Exchange Rate Management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

For an effective  hedge of an exposure to changes in the fair value,  the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

                                  WPP GROUP PLC

Liabilities in respect of option agreements
Option agreements that allow the Group's equity partners to require the Group to purchase the minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is re-measured at each period end. The movement in the fair value is recognised as income or expense within finance charges in the income statement.

Convertible Debt
The classification of convertible debt is assessed according to the substance of the contractual arrangements and will be split into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The income statement charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value.

Debt
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

Borrowing costs
Finance costs of borrowing are recognised in the income statement over the term of those borrowings.

Turnover and revenue recognition
Turnover (billings) comprises the gross amounts of billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commission and fees earned in respect of turnover. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management
Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

Information, Insight & Consultancy
Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is always subsequently validated against other more subjective criteria (i.e., relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

                                  WPP GROUP PLC

Information, Insight & Consultancy (continued)
While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectibility is reasonable assured.

Public Relations & Public Affairs and Branding & identity, Healthcare and Specialist Communications
Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the income statement revenue and related costs as contract activity progresses.

Taxation
Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

                                  WPP GROUP PLC

Retirement benefit costs
For defined contribution schemes, contributions are charged to the income statement as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised income and expense.

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred taxation, is presented separately after other net assets on the face of the balance sheet.

Finance leases
Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as it is incurred.

Operating leases
Operating lease rentals are charged to the income statement on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

Translation of foreign currencies
Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the income statement as they arise. The income statement of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets, and on foreign currency borrowings to the extent that they hedge the Group's investment in such operations, and results for the year are reported in the Statement of Recognised Income and Expense.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based  payments
IFRS 2 requires that share-based payments (including share options) are recognised in the income statement as an expense, spread over the relevant vesting period using a fair value model. The Group has used a Black-Scholes valuation model for this purpose.

IFRS 2 permits prospective adoption for grants made after November 2002, but the Group has chosen to adopt IFRS 2 on a full retrospective basis, for all option and share award grants as the resulting charge better reflects the ongoing impact on the Group.

Appendix III

                                  WPP GROUP PLC

            The following reconciliations are in 2004 UK GAAP format

                      Reconciliations from UK GAAP to IFRS
          Consolidated equity share owners' funds as at 1 January 2004


                                    Ordinary     Share    Shares                                 Income
                                       share   premium     to be    Merger     Other      Own    state-
                                     capital   account    issued   reserve   reserve    Shares      ment     Total
                                    (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
-----------------------------------------------------------------------------------------------------------------------
UK GAAP reported 1 January 2004        118.7     955.3     130.0   2,921.0   (178.9)   (307.8)    129.4   3,767.7
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
IFRS 1 First time adoption of
IFRS(1)                                    -         -         -         -    181.0         -    (181.0)        -
-----------------------------------------------------------------------------------------------------------------------
IFRS 3 Business Combinations(2)            -         -         -         -        -         -    (818.7)   (818.7)
-----------------------------------------------------------------------------------------------------------------------
IAS 10 Events after the balance
sheet date                                 -         -         -         -        -         -      52.2      52.2
-----------------------------------------------------------------------------------------------------------------------
Other                                      -         -         -         -        -         -     (11.0)    (11.0)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
IFRS restated 1 January 2004           118.7     955.3     130.0   2,921.0      2.1    (307.8)   (829.1)  2,990.2
=======================================================================================================================

(1)Election to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS.
(2)Full retrospective restatement of goodwill and corporate brands in the functional currency of the acquiree.

                                  WPP GROUP PLC

                          Reconciliations from UK GAAP
                  to IFRS Consolidated income statement for the
                          six months ended 30 June 2004

                                    30 June 2004          IFRS3        IFRS 2          IAS 28         IAS 19    IAS 12      Other
                                  Reported under       Business         Share      Associates       Employee    Income
                                         UK GAAP   Combinations       Options                       Benefits     Taxes
                                        (pound)m       (pound)m      (pound)m         (pound)m      (pound)m   (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                 2,025.6
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before                   243.9               -        (13.0)              -          (15.0)         -           -
goodwill amortisation
------------------------------------------------------------------------------------------------------------------------------------
Goodwill amortisation and                 (49.3)           23.3                                                   (5.0)
impairment - subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                          194.6            23.3        (13.0)             -           (15.0)      (5.0)          -
------------------------------------------------------------------------------------------------------------------------------------
Goodwill amortisation and                  (1.7)            1.7
impairment - associates
------------------------------------------------------------------------------------------------------------------------------------
Income from associates and                 20.8                                                                                  -
joint ventures
------------------------------------------------------------------------------------------------------------------------------------
Tax, interest and minority                    -                         (8.6)
interest on associates
------------------------------------------------------------------------------------------------------------------------------------
Net income from associates and             20.8                         (8.6)
joint ventures
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities             213.7            25.0        (13.0)          (8.6)          (15.0)      (5.0)          -
before interest, taxation and
amounts written off fixed
asset investments
------------------------------------------------------------------------------------------------------------------------------------
Amounts written off fixed                  (2.0)                                                                                 -
asset investments
------------------------------------------------------------------------------------------------------------------------------------
Investment income                             -
------------------------------------------------------------------------------------------------------------------------------------
Finance costs (shown net under            (35.4)                                        0.3
UK GAAP)
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities             176.3            25.0        (13.0)          (8.3)          (15.0)      (5.0)          -
before taxation
------------------------------------------------------------------------------------------------------------------------------------
Taxation on profit on ordinary            (60.6)                                        8.3                       (3.5)
activities
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities             115.7            25.0        (13.0)             -           (15.0)      (8.5)          -
after taxation
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                         (9.8)
------------------------------------------------------------------------------------------------------------------------------------
Profit attributable to                    105.9            25.0        (13.0)             -           (15.0)      (8.5)       (1.3)
ordinary share  owners
------------------------------------------------------------------------------------------------------------------------------------
Ordinary dividends                        (29.4)
------------------------------------------------------------------------------------------------------------------------------------
Retained profit for the year               76.5            25.0        (13.0)             -           (15.0)      (8.5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                             264.7               -        (13.0)          (8.6)          (15.0)         -           -
------------------------------------------------------------------------------------------------------------------------------------
Headline PBIT margin                       13.1%
------------------------------------------------------------------------------------------------------------------------------------
Headline PBT                              229.3 *             -        (13.0)          (8.3)          (15.0)         -           -
====================================================================================================================================
                                    Total IFRS        30 June 2004
                                   Adjustments       Restated IFRS
                                      (pound)m            (pound)m
------------------------------------------------------------------
Revenue                                                   2,025.6
------------------------------------------------------------------
Operating profit before                (28.0)               215.9
goodwill amortisation
------------------------------------------------------------------
Goodwill amortisation and               18.3                (31.0)
impairment - subsidiaries
------------------------------------------------------------------
Operating profit                       (9.7)                184.9
------------------------------------------------------------------
Goodwill amortisation and               1.7                     -
impairment - associates
------------------------------------------------------------------
Income from associates and                -                  20.8
joint ventures
------------------------------------------------------------------
Tax, interest and minority             (8.6)                 (8.6)
interest on associates
------------------------------------------------------------------
Net income from associates and         (8.6)                 12.2
joint ventures
------------------------------------------------------------------
Profit on ordinary activities         (16.6)                197.1
before interest, taxation and
amounts written off fixed
asset investments
------------------------------------------------------------------
Amounts written off fixed                 -                  (2.0)
asset investments
------------------------------------------------------------------
Investment income                      20.0                  20.0
------------------------------------------------------------------
Finance costs (shown net under        (19.7)                (55.1)
UK GAAP)
------------------------------------------------------------------
Profit on ordinary activities         (16.3)                160.0
before taxation
------------------------------------------------------------------
Taxation on profit on ordinary          4.8                 (55.8)
activities
------------------------------------------------------------------
Profit on ordinary activities         (11.5)                104.2
after taxation
------------------------------------------------------------------
Minority interests                     (1.3)                (11.1)
------------------------------------------------------------------
Profit attributable to                (12.8)                 93.1
ordinary share  owners
------------------------------------------------------------------
Ordinary dividends                    (22.8)                (52.2)
------------------------------------------------------------------
Retained profit for the year          (35.6)                 40.9
------------------------------------------------------------------

------------------------------------------------------------------
Headline PBIT                         (36.6)                228.1
------------------------------------------------------------------
Headline PBIT margin                                         11.3%
------------------------------------------------------------------
Headline PBT                          (36.3)                193.0
==================================================================

*Restated to include interest on defined benefit pension schemes of (pound)5.4 million as a deduction from Headline profits.

                                  WPP GROUP PLC
                      Reconciliations from UK GAAP to IFRS
           Consolidated equity share owners' funds as at 30 June 2004

                                               Ordinary      Share    Shares                                 Income
                                                  share    premium     to be    Merger     Other       Own   state-
                                                capital    account    issued   reserve   reserve    Shares     ment      Total
                                               (pound)m   (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
UK GAAP reported 30 June 2004                     117.9      968.6     118.0   2,928.4   (146.7)   (305.3)     56.5    3,737.4
-----------------------------------------------------------------------------------------------------------------------------------
IFRS 1 First time adoption of IFRS(1)                 -          -         -         -    181.0         -    (181.0)         -
-----------------------------------------------------------------------------------------------------------------------------------
IFRS 2 Share based payment                            -          -         -         -        -         -      87.9       87.9
-----------------------------------------------------------------------------------------------------------------------------------
IFRS 3 Business combinations(2)                       -          -         -         -   (125.6)        -    (474.5)    (600.1)
-----------------------------------------------------------------------------------------------------------------------------------
IAS 28 Investments in Associates                      -          -         -         -        -         -       1.1        1.1
-----------------------------------------------------------------------------------------------------------------------------------
IAS 10 Events after the balance sheet date            -          -         -         -        -         -      29.4       29.4
-----------------------------------------------------------------------------------------------------------------------------------
IAS 12 Income taxes                                   -          -         -         -      6.5         -    (327.6)    (321.1)
-----------------------------------------------------------------------------------------------------------------------------------
Other                                                 -          -         -         -        -         -     (28.3)     (28.3)
-----------------------------------------------------------------------------------------------------------------------------------
IFRS restated 30 June 2004                        117.9      968.6     118.0   2,928.4    (84.8)   (305.3)   (836.5)   2,906.3
====================================================================================================================================

(1)Election to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS.
(2)Full retrospective restatement of goodwill and corporate brands in the functional currency of the acquiree.

                                  WPP GROUP PLC

                      Reconciliations from UK GAAP to IFRS
        Consolidated income statement for the year ended 31 December 2004

                                     31 Dec 2004          IFRS3         IFRS2          IAS 28         IAS 10    IAS 12      Other
                                  Reported under       Business         Share      Associates      Dividends   Income
                                         UK GAAP   Combinations       Options                                   Taxes
                                        (pound)m       (pound)m      (pound)m         (pound)m      (pound)m   (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                 4,299.5
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before                   559.6               -        (28.9)               -            -           -           -
goodwill amortisation
------------------------------------------------------------------------------------------------------------------------------------
Goodwill amortisation and                 (75.0)           34.4                                                  (12.6)
impairment - subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                          484.6            34.4        (28.9)               -            -       (12.6)          -
------------------------------------------------------------------------------------------------------------------------------------
Goodwill amortisation and                  (3.5)            3.5
impairment - associates
------------------------------------------------------------------------------------------------------------------------------------
Income from associates and                 48.1
joint ventures
------------------------------------------------------------------------------------------------------------------------------------
Tax, interest and minority                    -                                         (18.6)
interest on associates
------------------------------------------------------------------------------------------------------------------------------------
Net income from associates                 48.1                                         (18.6)
and joint ventures
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary                        529.2            37.9        (28.9)           (18.6)           -       (12.6)          -
activities before interest,
taxation and amounts written
off fixed asset investments
------------------------------------------------------------------------------------------------------------------------------------
Profits on disposal of fixed                3.0
assets
------------------------------------------------------------------------------------------------------------------------------------
Amounts written off fixed                  (5.0)
asset investments
------------------------------------------------------------------------------------------------------------------------------------
Investment income                             -                                                                               56.4
------------------------------------------------------------------------------------------------------------------------------------
Finance costs (shown net                  (70.7)                                          0.1                                (56.4)
under UK GAAP)
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary                        456.5            37.9        (28.9)           (18.5)           -       (12.6)          -
activities before taxation
------------------------------------------------------------------------------------------------------------------------------------
Taxation on profit on                    (140.2)                         2.0             17.9                    (14.7)
ordinary activities
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary                        316.3            37.9        (26.9)           (0.6)            -       (27.3)          -
activities after taxation
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                        (24.0)                                         0.6                                  (3.0)
------------------------------------------------------------------------------------------------------------------------------------
Profit attributable to                    292.3            37.9        (26.9)              -             -       (27.3)       (3.0)
ordinary share owners
------------------------------------------------------------------------------------------------------------------------------------
Ordinary dividends                        (92.0)                                                      10.4
------------------------------------------------------------------------------------------------------------------------------------
Retained profit for the year              200.3            37.9        (26.9)              -          10.4       (27.3)       (3.0)
------------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                             607.7               -        (28.9)          (18.6)            -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Headline PBIT margin                       14.1%
------------------------------------------------------------------------------------------------------------------------------------
Headline PBT                              537.0 *             -        (28.9)          (18.5)            -           -           -
====================================================================================================================================
                                   Total IFRS          31 Dec 2004
                                  Adjustments        Restated IFRS
                                     (pound)m             (pound)m
------------------------------------------------------------------
Revenue                                                   4,299.5
------------------------------------------------------------------
Operating profit before                (28.9)               530.7
goodwill amortisation
------------------------------------------------------------------
Goodwill amortisation and               21.8                (53.2)
impairment - subsidiaries
------------------------------------------------------------------
Operating profit                        (7.1)               477.5
------------------------------------------------------------------
Goodwill amortisation and                3.5                    -
impairment - associates
------------------------------------------------------------------
Income from associates and                 -                 48.1
joint ventures
------------------------------------------------------------------
Tax, interest and minority             (18.6)               (18.6)
interest on associates
------------------------------------------------------------------
Net income from associates             (18.6)                29.5
and joint ventures
------------------------------------------------------------------
Profit on ordinary                     (22.2)               507.0
activities before interest,
taxation and amounts written
off fixed asset investments
------------------------------------------------------------------
Profits on disposal of fixed               -                  3.0
assets
------------------------------------------------------------------
Amounts written off fixed                  -                 (5.0)
asset investments
------------------------------------------------------------------
Investment income                       56.4                 56.4
------------------------------------------------------------------
Finance costs (shown net               (56.3)              (127.0)
under UK GAAP)
------------------------------------------------------------------
Profit on ordinary                     (22.1)               434.4
activities before taxation
------------------------------------------------------------------
Taxation on profit on                    5.2               (135.0)
ordinary activities
------------------------------------------------------------------
Profit on ordinary                     (16.9)               299.4
activities after taxation
------------------------------------------------------------------
Minority interests                      (2.4)               (26.4)
------------------------------------------------------------------
Profit attributable to                 (19.3)               273.0
ordinary share owners
------------------------------------------------------------------
Ordinary dividends                      10.4                (81.6)
------------------------------------------------------------------
Retained profit for the year            (8.9)               191.4
------------------------------------------------------------------
Headline PBIT                          (47.5)               560.2
------------------------------------------------------------------
Headline PBIT margin                                         13.0%
------------------------------------------------------------------
Headline PBT                           (47.4)               489.6
==================================================================

*Restated to include interest on defined benefit pension schemes of (pound)9.5 million as a deduction from Headline profits.

                                  WPP GROUP PLC

                      Reconciliations from UK GAAP to IFRS
                Consolidated balance sheet as at 31 December 2004

                                         31 Dec
                                           2004     IFRS3      IAS 28     IAS 10    IAS 12
                                       Reported  Business  Associates  Dividends    Income
                                          under    Combi-                            Taxes
                                        UK GAAP   Nations

                                       (pound)m  (pound)m    (pound)m   (pound)m  (pound)m
------------------------------------------------------------------------------------------
Non-current assets
------------------------------------------------------------------------------------------
Intangible assets:
------------------------------------------------------------------------------------------
   Corporate brands                      950.0     (207.4)
------------------------------------------------------------------------------------------
   Goodwill                            4,845.7     (436.4)                          (12.6)
------------------------------------------------------------------------------------------
   Other                                     -
------------------------------------------------------------------------------------------
Property plant and equipment             333.8
------------------------------------------------------------------------------------------
Deferred tax assets                          -                                      100.2
------------------------------------------------------------------------------------------
Investments                              389.3        3.2         1.1
------------------------------------------------------------------------------------------
                                       6,518.8     (640.6)        1.1          -     87.6
------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------
Inventories and work in progress         220.6
------------------------------------------------------------------------------------------
Debtors                                2,677.6                                      (76.6)
------------------------------------------------------------------------------------------
Trade debtors within working
capital facility:
------------------------------------------------------------------------------------------
   Gross debts                           545.7
------------------------------------------------------------------------------------------
   Non-returnable proceeds              (261.0)
------------------------------------------------------------------------------------------
                                         284.7
------------------------------------------------------------------------------------------
Current asset investments                244.0
(short-term bank deposits)
------------------------------------------------------------------------------------------
Cash and cash equivalents              1,372.0
------------------------------------------------------------------------------------------
                                       4,798.9          -           -          -    (76.6)
------------------------------------------------------------------------------------------
Current liabilities
------------------------------------------------------------------------------------------
Creditors: amounts falling due within (5,220.0)                             62.6        -
one year (including convertible bonds)
------------------------------------------------------------------------------------------
Net current liabilities                 (421.1)         -           -       62.6    (76.6)
------------------------------------------------------------------------------------------
Total assets less current liabilities  6,097.7     (640.6)        1.1       62.6     11.0
------------------------------------------------------------------------------------------
Non-current liabilities
------------------------------------------------------------------------------------------
Creditors: amounts falling due after  (1,852.6)
more than one year (including
convertible bonds)
------------------------------------------------------------------------------------------
Deferred tax liabilities                     -                                     (312.3)
------------------------------------------------------------------------------------------
Provisions for liabilities and charges   (91.2)       4.3
------------------------------------------------------------------------------------------
Post-employment benefits                (187.8)                                     (14.5)
------------------------------------------------------------------------------------------
Net assets                             3,966.1     (636.3)        1.1       62.6   (315.8)
==========================================================================================

------------------------------------------------------------------------------------------
Capital and reserves
------------------------------------------------------------------------------------------
Called up share capital                  118.5
------------------------------------------------------------------------------------------
Share premium account                  1,002.2
------------------------------------------------------------------------------------------
Shares to be issued                       49.9
------------------------------------------------------------------------------------------
Merger reserve                         2,920.6
------------------------------------------------------------------------------------------
Other reserves                          (125.5)    (174.7)                           28.6
------------------------------------------------------------------------------------------
Own shares                              (277.7)
------------------------------------------------------------------------------------------
Retained earnings                        226.5     (461.6)        1.1       62.6  (344.4)
------------------------------------------------------------------------------------------
Equity share owners' funds             3,914.5     (636.3)        1.1       62.6  (315.8)
------------------------------------------------------------------------------------------
Minority interests                        51.6
------------------------------------------------------------------------------------------
Total capital employed                 3,966.1     (636.3)        1.1       62.6  (315.8)
==========================================================================================

                                            IAS 38      Other    Total IFRS     31 Dec
                                       Intangibles              Adjustments       2004
                                      and software                            Restated
                                           reclass                                IFRS

                                          (pound)m   (pound)m      (pound)m   (pound)m
--------------------------------------------------------------------------------------
Non-current assets
--------------------------------------------------------------------------------------
Intangible assets:
--------------------------------------------------------------------------------------
   Corporate brands                                                 (207.4)     742.6
--------------------------------------------------------------------------------------
   Goodwill                                  (7.0)                  (456.0)   4,389.7
--------------------------------------------------------------------------------------
   Other                                     31.0                     31.0       31.0
--------------------------------------------------------------------------------------
Property plant and equipment                (24.0)                   (24.0)     309.8
--------------------------------------------------------------------------------------
Deferred tax assets                                                  100.2      100.2
--------------------------------------------------------------------------------------
Investments                                                            4.3      393.6
--------------------------------------------------------------------------------------
                                                -          -        (551.9)   5,966.9
--------------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------------
Inventories and work in progress                                                220.6
--------------------------------------------------------------------------------------
Debtors                                                              (76.6)   2,601.0
--------------------------------------------------------------------------------------
Trade debtors within working
capital facility:
--------------------------------------------------------------------------------------
   Gross debts                                                                  545.7
--------------------------------------------------------------------------------------
   Non-returnable proceeds                                                     (261.0)
--------------------------------------------------------------------------------------
                                                                                284.7
--------------------------------------------------------------------------------------
Current asset investments                             (244.0)       (244.0)         -
(short-term bank deposits)
--------------------------------------------------------------------------------------
Cash and cash equivalents                              244.0         244.0    1,616.0
--------------------------------------------------------------------------------------
                                                -          -         (76.6)   4,722.3
--------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------
Creditors: amounts falling due within                   (9.4)         53.2   (5,166.8)
one year (including convertible bonds)
--------------------------------------------------------------------------------------
Net current liabilities                         -       (9.4)        (23.4)    (444.5)
--------------------------------------------------------------------------------------
Total assets less current liabilities           -       (9.4)       (575.3)   5,522.4
--------------------------------------------------------------------------------------
Non-current liabilities
--------------------------------------------------------------------------------------
Creditors: amounts falling due after                    (2.6)         (2.6)  (1,855.2)
more than one year (including
convertible bonds)
--------------------------------------------------------------------------------------
Deferred tax liabilities                                            (312.3)    (312.3)
--------------------------------------------------------------------------------------
Provisions for liabilities and charges                                 4.3      (86.9)
--------------------------------------------------------------------------------------
Post-employment benefits                                             (14.5)    (202.3)
--------------------------------------------------------------------------------------
Net assets                                      -      (12.0)       (900.4)   3,065.7
======================================================================================

--------------------------------------------------------------------------------------
Capital and reserves
--------------------------------------------------------------------------------------
Called up share capital                                                         118.5
--------------------------------------------------------------------------------------
Share premium account                                                         1,002.2
--------------------------------------------------------------------------------------
Shares to be issued                                                              49.9
--------------------------------------------------------------------------------------
Merger reserve                                                                2,920.6
--------------------------------------------------------------------------------------
Other reserves                                         181.0          34.9      (90.6)
--------------------------------------------------------------------------------------
Own shares                                                                     (277.7)
--------------------------------------------------------------------------------------
Retained earnings                                     (196.0)       (938.3)    (711.8)
--------------------------------------------------------------------------------------
Equity share owners' funds                      -      (15.0)       (903.4)   3,011.1
--------------------------------------------------------------------------------------
Minority interests                                       3.0           3.0       54.6
--------------------------------------------------------------------------------------
Total capital employed                          -      (12.0)       (900.4)   3,065.7
======================================================================================

                                  WPP GROUP PLC
                      Reconciliations from UK GAAP to IFRS
          Consolidated equity share owners' funds as at 1 January 2005




                                                      Ordinary     Share    Shares                                Income
                                                         share   premium     to be    Merger     Other       Own  state-
                                                       capital   account    issued   reserve   reserve    Shares     ment      Total
                                                      (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
------------------------------------------------------------------------------------------------------------------------------------
IFRS opening 1 January 2005                             118.5     1,002.2    49.9     2,920.6   (90.6)   (277.7)   (711.8)   3,011.1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reclassification of components of convertible debt          -           -       -           -    88.6          -    (65.8)      22.8
------------------------------------------------------------------------------------------------------------------------------------
Recognition of additional financial liabilities             -           -       -           -   (57.8)         -    (27.1)    (84.9)
required by IAS 39 (including put options)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
IFRS 1 January 2005 restated for IAS 32 and IAS 39      118.5     1,002.2    49.9     2,920.6   (59.8)   (277.7)   (804.7)   2,949.0
===================================================================================================================================

                                  WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION

2004 UK GAAP

UK Generally Accepted Accounting Principles (`UK GAAP') extant in respect of 2004 - the basis of preparation of the Group's consolidated financial statements for the year ended 31 December 2004 and six months ended 30 June 2004, as previously reported, prior to the implementation of International Financial Reporting Standards (`IFRS').

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying constant exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Estimated net new billings

Net new billings represent the estimated annualised impact on billings (turnover) of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budget, which may not necessarily result in actual billings of the same amount.

Free cash flow

Free cash flow is calculated as Headline PBIT before equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets.

Headline PBIT

Profit on ordinary activities before interest, taxation, goodwill impairment, goodwill write-down relating to utilisation of pre-acquisition tax losses, amortisation of acquired intangible assets, fixed assets gains and write-downs and the revaluation of financial instruments.

Headline PBT

Profit on ordinary activities before taxation, goodwill impairment, goodwill write-down relating to utilisation of pre-acquisition tax losses, amortisation of acquired intangible assets, fixed assets gains and write-downs and the revaluation of financial instruments.

Headline earnings

Headline PBT less taxation and minority interests.

Operating margin

Headline PBIT as a percentage of revenue.

Pro forma ('like for like')

Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like for like' interchangeably.